SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                             Sobieski Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    833582109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Robert J. Urbanski
                                51283 Koko Court
                            South Bend, Indiana 46628
                                 (219) 272-3756
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 21, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 833 582 109

                  1.        NAME OF REPORTING PERSON
                            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Robert J. Urbanski
--------------------------------------------------------------------------------
                  2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                            A GROUP  (a)  ----
                                     (b)   X
                                          ----
--------------------------------------------------------------------------------
                  3.        SEC USE ONLY
--------------------------------------------------------------------------------
                  4.        SOURCE OF FUNDS

                            PF, OO
--------------------------------------------------------------------------------
                  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) __
--------------------------------------------------------------------------------
                  6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
--------------------------------------------------------------------------------

                  7.        SOLE VOTING POWER

NUMBER OF                   23,596
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.        SHARED VOTING POWER
OWNED BY
EACH REPORTING              20,801
PERSON WITH       --------------------------------------------------------------
                  9.        SOLE DISPOSITIVE POWER

                            23,596
                  --------------------------------------------------------------
                  10.       SHARED DISPOSITIVE POWER

                            20,801
--------------------------------------------------------------------------------
                  11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                            EACH REPORTING PERSON

                            44,397
--------------------------------------------------------------------------------
                  12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                            (11) EXCLUDES CERTAIN  SHARES   __
--------------------------------------------------------------------------------
                  13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                            ROW (11)

                            6.1%
--------------------------------------------------------------------------------
                  14.       TYPE OF REPORTING PERSON

                            IN
--------------------------------------------------------------------------------


                                     2 of 8

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Sobieski Bancorp, Inc. ("Sobieski" or the "Company"), located at 2930 West Cleveland Road, South Bend, Indiana 46628.

Item 2. Identity and Background

     The name and address of the person filing this statement is Robert J. Urbanski, 51283 Koko Court, South Bend, Indiana 46628. Mr. Urbanski is President of Trans Tech Electric Co., an electrical contractor located at 4601 Cleveland Road, South Bend, Indiana 46628. Mr. Urbanski is also Chairman of the Board of Directors of Sobieski and Sobieski's wholly owned subsidiary, Sobieski Federal Savings and Loan Association of South Bend (the "Association"). During the last five years, Mr. Urbanski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Urbanski is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     Mr. Urbanski has acquired beneficial ownership of 44,397 shares of Common Stock as follows: (i) 17,800 shares purchased by Mr. Urbanski with personal funds at an aggregate cost of $178,000;

                                     3 of 8

     (ii) 20,801 shares purchased by Mr. Urbabski jointly with his wife with personal funds at an aggregate cost of $270,413;

     (iii) 3,864 shares underlying unexercised stock options awarded to Mr. Urbanski in consideration for his service as a director of the Company and the Association which are currently exercisable (excludes 966 shares underlying currently unexercisable stock options which will become exercisable on October 25, 2000); and

     (iv) 1,932 shares awarded as restricted stock to Mr. Urbanski in consideration for his service as a director of the Company and the Association (as of the date of this filing, 1,546 shares have vested with the remaining 386 shares scheduled to vest on October 25, 2000).

     Of the 20,801 shares listed in Item (ii) above, 9,000 were purchased by Mr. and Mrs. Urbanski through their margin account with their broker.

Item 4. Purpose of Transaction

     Except with respect to the stock options and shares of restricted stock awarded to Mr. Urbanski by the Company as compensation, all of the shares purchased and/or acquired by Mr. Urbanski are for investment purposes. Mr. Urbanski may, from time to time depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As Chairman of the Company's Board of Directors, Mr. Urbanski regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.


                                     4 of 8

     Except as noted above, Mr. Urbanski has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.


                                     5 of 8

Item 5. Interest in Securities of the Issuer

     The aggregate number of shares of Common Stock beneficially owned by Mr. Urbanski as of the date of this filing is 44,397 shares, representing 6.1% of the shares of Common Stock outstanding. Of these shares, Mr. Urbanski has sole voting and dispositive power over 23,596 shares. The 44,397 shares include 20,801 shares Mr. Urbanski owns jointly with his wife, Debra A. Urbanski, over which Mr. Urbanski may be deemed to have shared voting and dispositive powers. The 44,397 shares also include 3,864 shares subject to currently exercisable stock options.

     Mrs. Urbanski's address is 51283 Koko Court, South Bend, Indiana 46628. During the last five years, Mrs. Urbanski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws.

     Mrs. Urbanski is a citizen of the United States of America.

     During the 60-day period prior to the date of this filing, Mr. and Mrs. Urbanski jointly effected the following transactions in the Common Stock:

     (i) an open market purchase of 5,000 shares on September 21, 1999 at a price of $12.50 per share;

     (ii) an open market purchase of 1,000 shares on October 11, 1999 at a price of $11.50 per share;


                                     6 of 8

     (iii)an open market purchase of 1,300 shares on October 13, 1999 at a price of $11.50 per share;

     (iv) an open market purchase of 500 shares on October 19, 1999 at a price of $11.50 per share;

     (v) an open market purchase of 200 shares on October 20, 1999 at a price of $11.50 per share; and

     (vi) an open market purchase of 1,000 shares on October 22, 1999 at a price of $11.50 per share.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Urbanski, except the 20,801 shares he holds jointly with his wife.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Urbanski and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Urbanski are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7. Material to be Filed as Exhibits

     None.

                                     7 of 8

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 29, 1999                           /s/ Robert J. Urbanski
       ------------------                         ------------------------------
                                                  Robert J. Urbanski



                                     8 of 8